UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

June 16, 2003
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO   80202-1132
(Address of principal executive offices)   (Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits

(c)   Exhibits

Number   Description

99.1   Press release dated June 16, 2003, "Royal Gold Appoints President And Chief Operating Officer."

Item 9.   Regulation FD Disclosure

On June 16, 2003, Royal Gold, Inc. announced that Tony Jensen will join the Company in mid-August as President and Chief Operating Officer. The information contained in the press release dated June 16, 2003, regarding his appointment is incorporated herein by reference and is filed as exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: June 17, 2003

INDEX TO EXHIBITS

Exhibit No.   **Description**

99.1   Press release dated June 16, 2003, "Royal Gold Appoints President And Chief Operating Officer."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE



ROYALGOLD, INC

FOR IMMEDIATE RELEASE:

FOR FURTHER INFORMATION CONTACT:

Stanley Dempsey, Chairman
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD APPOINTS PRESIDENT AND CHIEF OPERATING OFFICER

DENVER, COLORADO. **JUNE 16, 2003: ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL)**, the leading precious metals royalty company, today announced that Tony Jensen will join the Company in mid-August as President and Chief Operating Officer. In this capacity, Mr. Jensen will have primary responsibility for the day-to-day operations and will work with Stanley Dempsey, Chairman and CEO, in developing growth strategies for the Company.

Commenting on Jensen's appointment, Dempsey said, "We are extremely please that Tony will be working with Royal Gold. His extensive knowledge of the mining industry and strong business acumen will add a level of depth and expertise to our executive management team and will be a great asset to the Company

Mr. Jensen has more than 20 years experience in the mining industry, and most recently served as Mine General Manager for Placer Dome's Cortex Gold Mines, in Nevada, one of the largest gold mines in the United States. During his career with Placer Dome, Jensen held various senior operating positions domestically and internationally, as well as corporate positions in San Francisco, California and Santiago Chile. Prior to his posting at Cortez, he held the position of Director, Finance and Strategic Growth of Placer Dome Latin America.

Jensen has been a member of the Nevada Mining Association Executive Committee and Board since 1999 and served as Chairman of the Nevada Mining Association from 2001 to 2002. A native of South Dakota, Jensen holds a Mining Engineering degree from the South Dakota School for Mines and Technology and a Certificate of Finance from Golden Gate University in San Francisco.

Royal Gold is a precious metals company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol 'RGL." The Company's web page is located at **www.royalgold.com**.

* * * END * * *